August 27, 2014

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Freshpet, Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted August 4, 2014

CIK No. 0001611647

Dear Mr. Schwall:

On behalf of Freshpet, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Draft Registration Statement on Form S-1 of the Company, which was initially submitted to the Commission on a confidential basis on June 27, 2014 (the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter, dated August 15, 2014, from the staff of the Commission (the “Staff”). In addition, Amendment No. 2 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Page numbers in the text of this response letter correspond to page numbers in Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Draft Registration Statement on Form S-1

General

1.

Staff’s comment: We note your responses to prior comments 3 and 4 from our letter to you dated July 25, 2014. For a number of the studies provided, it appears the company commissioned these studies or was otherwise affiliated with them. Please revise your filing to identify the source of these statements and state that you commissioned these studies. For those studies that you funded or were otherwise affiliated with, please also file the consent of such part as an exhibit.

Response: In response to the Staff’s comment, the Company has revised pages 3 and 66. With respect to the consents, the Company respectfully submits that the third party providers of these studies are not “experts” under Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933 provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that the third party providers of these studies are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.” Accordingly, the Company believes that the third party providers of these studies should not be considered “experts” within the meaning of the federal securities laws.

In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from these studies included in the Company’s Registration Statement was not prepared in connection with the Registration Statement. As a result of the foregoing, the Company respectfully submits that the third party providers of these studies are not experts for purposes of Rule 436 and thus a consent of such parties is not required to be filed as an exhibit.

2.	Staff’s comment: We note your response to prior comments 3 and 4. For each of the statements we referenced that have not otherwise been qualified as the company’s belief, please revise your filing to cite the specific category of support (e.g., independent research by an unaffiliated third party source) in each case. Please also:

•	provide supplemental support for the statement that “[t]he strength of our business model…delivers category leading margins”;

•	as you have done at pages 1 and 3, please also revise your inside cover graphics to qualify the following statement as your belief “It’s the only fresh, refrigerated pet food facility in North America”; and

•	provide us with supplemental support which further explains the spreadsheet, and revise your filing to clarify why you believe “our Freshpet Fridges generate compelling economics with an average cash-on-cash payback period of less than 15 months” and to clearly demonstrate how you calculated this.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1, 2, 3, 44, 64, 65, 66 and 67 to either qualify the statement as the Company’s belief or to provide the additional disclosure requested. We are providing supplemental support under separate cover for the statement that “[t]he strength of our business model…delivers category leading margins” and to further explain the spreadsheet previously provided to the Staff.

In addition, we have revised our inside cover to indicate that “We believe [our Freshpet Kitchens is] the only fresh refrigerated pet food facility in North America,” and we have revised pages 3, 67 and 73 to provide additional disclosure regarding our cash-on-cash payback period.

Prospectus Summary, page 1

Summary Consolidated Financial Data, page 9

3.	Staff’s comment: We note your response to our prior comment 5. Please expand your description of EBITDA to include disclosure similar to that included in your response that you believe the Fees on debt guarantee are a cost of your financing arrangement and are akin to interest expense.

Response: The Company has revised its disclosure on pages ii, iii, 11 and 42 to expand its description of EBITDA in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Segment, page 54

4.	Staff’s comment: We note your response to our prior comment 9. You appear to indicate in your response that the products are the same, but the packaging and labels differ. However, the table on page 69 appears to also differentiate between the different packaging types as to class of retail and description. If the products are the same, it would appear that the class of retail and descriptions would not differ. Please revise to provide the disclosure required by FASB ASC Topic 280-10-50-38 and 40 in the notes to the financial statements or provide us with more information to support your position.

Response: The Company respectfully advises the Staff that all of the Company’s products are sold under the Freshpet name, with ingredients, packaging and labeling customized by class of retail. The Company has revised its disclosure on pages 44 and 70 to provide this additional clarification. Further, the Company has revised pages 47, 49, F-22 and F-35 to provide a breakdown of net sales by (i) grocery and mass and (ii) pet specialty, natural and other, consistent with FASB ASC Topic 280-10-50-38 and 40.

5.	Staff’s comment: We note from your website, www.freshpet.com, that you describe these packagings as brands and have a fourth brand, Freshpet Fresh and Frozen Treats. Please advise under which packaging those operations are included or revise your table on page 69 to include that brand.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that we offer fresh and frozen Freshpet treats across all classes of retail. The percentage of net sales shown for grocery and mass as well as pet specialty, natural and other includes net sales for such treats attributable to those classes of retail. The Company advises the Staff that it has revised page 70 in response to the Staff’s comment to clarify its disclosure.

Business, page 63

Evolution of Store Count by Class of Retail, page 71

6.	Staff’s comment: We note your response to prior comment 10 and the related revisions. Please revise your filing to identify your distributors by name. Otherwise, please explain to us why you do not believe that such information would be material. Please see Item 101(c)(1)(vii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 72 in accordance with Item 101(c)(1)(vii) of Regulation S-K.

Management, page 75

7.	Staff’s comment: We note your response to prior comment 11. For each director or person nominated or chosen to become a director, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

Response: The Company has revised pages 76 and 77 to indicate the specific experience, qualifications, attributes, or skills that led to the conclusion that each such person should serve as a director.

8.	Staff’s comment: We note the disclosure under “Board Committees” at page 77. If true, please disclose that until [specify the date or event], you had [or will have] no separate board committees. Otherwise, revise to provide the disclosure regarding salaries and bonuses which you provided in response to prior comment 12.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 78 to indicate that it will have no separate board committees until the completion of the offering.

Certain Relationships and Related Party Transactions, page 93

Guarantee Agreement, page 94

9.	Staff’s comment: We note the revised disclosure you provided in response to the first sentence of prior comment 17, and we reissue the balance of the comment. Please revise to provide the clarity we requested. Disclose whether the Series C is being and has been issued, and if it is being held in escrow for the identified guarantors, so state. Also provide the information set forth in Item 404(a) of Regulation S-K for each guarantor’s contingent fee payments of Series C Preferred Stock. We note the related disclosure at pages F-31 and F-32. Also, please submit or file the agreements you now list as exhibits 10.23, 10.24, and 10.25 with your next submission/filing. See prior comment 16.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 95. In addition, the Company has submitted the agreements listed as exhibits 10.23, 10.24 and 10.25 with Amendment No. 2.

Exhibit Index, page II-5

10.	Staff’s comment: We note your response to prior comment 21 that the company “intends to amend and restate its charter and bylaws prior to the completion of this offering.” No later than with the first public filing of the Form S-1 registration statement which you have only submitted confidentially, please file as exhibits your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K. You will need to allow sufficient time to respond to any related staff comments once you have filed all omitted exhibits. See prior comment 1.

Response: The Company acknowledges the Staff’s comment and will file as exhibits to its first public filing its charter and bylaws as currently in effect.

*        *        *         *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (201) 520-4080.

Sincerely,

/s/ Richard Kassar
Richard Kassar

cc:	Christian O. Nagler, Esq.

Kirkland & Ellis LLP

Marc D. Jaffe, Esq.

Latham & Watkins LLP